Exhibit 99.1
Stellantis Reports Q1 2026 Financial Results
Return to Profitability
Year-over-Year Improvement Across All Key Financial Metrics

•Net revenues increased to €38.1 billion, up 6% versus Q1 2025, supported by volume growth across all regions, with North America the primary contributor
•Net profit improved to €0.4 billion reflecting higher volumes and stronger operating performance
•Adjusted operating income(1) reached €1.0 billion, with AOI margin(2) of 2.5% and most regions positive
•Industrial free cash flows(3) were negative €1.9 billion, reflecting typical first-quarter seasonality, and representing a 37% improvement versus Q1 2025, despite approximately €0.7 billion of cash outflows related to H2 2025 charges
•Industrial available liquidity(4) ended at €44.1 billion, representing 28% of trailing 12-month Net revenues and remaining within the Company's targeted 25-30% liquidity range
•Hybrid perpetual notes issued in March 2026 for a total of €5 billion
•2026 Financial Guidance Confirmed. Company expects to improve Net revenues, AOI margin(2) and Industrial free cash flows(3) in 2026

"As we initiate quarterly reporting, the first three months of 2026 reflect the early results of our actions to return Stellantis to sustainable, profitable growth. The products we launched in 2025 have been well received and we’re confident that the 10 new vehicles planned for 2026 will build on this momentum. Our priority is clear: to put our customers back at the center of everything we do and we look forward to sharing more on this at our Investor Day on May 21 in Auburn Hills."
                                                               Antonio Filosa, CEO

Citroën C5 Aircross

€ million / 000's units		Q1 2026	Q1 2025	Change

FY 2026 FINANCIAL GUIDANCE

Net revenues: Mid-Single Digit % Increase

AOI margin(2): Low-Single Digit %

Industrial free cash flows(3): Improved Y-o-Y (incl. ~€2B in cash payments related to H2 '25 charges)

Expect positive Industrial free cash flows(4) in 2027

I F R S	Net revenues	38,132	35,813	+6%
	Net profit/(loss)	377	(387)	n.m
	Diluted EPS	0.14	(0.13)	n.m
	Cash flows from/(used in) operating activities	(2,718)	(2,846)	+4%
N O N - G A A P	Adjusted operating income/(loss)(1)	960	327	+194%
	Adjusted operating income margin(2)	2.5%	0.9%	160 bps
	Adjusted diluted EPS(5)	0.21	0.04	n.m
	Industrial free cash flows(3)	(1,921)	(3,036)	+37%
	Consolidated shipments(6)	1,361	1,217	+12%
	Combined shipments(6)	1,365	1,233	+11%
________________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document
n.m - not meaningful

Refer to page 8 for an explanation of the items referenced on this page

AMSTERDAM, April 30, 2026 — Stellantis N.V. ("Stellantis") reported Q1 2026 financial results that demonstrate year-over-year improvement across key financial metrics. Net revenues increased 6% year-over-year to €38.1 billion, supported by improved performance in North America, as well as gains in Enlarged Europe and Middle East & Africa. Net profit improved to €0.4 billion, primarily reflecting volume growth and stronger operating performance.

Adjusted operating income(1) was €1.0 billion, representing an AOI margin(2) of 2.5%, with most regions delivering positive results.

During Q1 2026, the Company further strengthened its balance sheet through the issuance of three tranches of hybrid perpetual notes totaling €5 billion, reinforcing liquidity and capital flexibility.

Operationally, Q1 2026 showed encouraging early signs of progress. Stellantis accelerated actions to improve industrial execution and support sustainable, profitable growth, including addressing key manufacturing and quality issues and closing execution gaps. A strong customer response to 2025 product launches, combined with the planned launch of 10 new and 6 refreshed vehicles in 2026, is expected to further strengthen momentum.

With a strong balance sheet and improving fundamentals, Stellantis started 2026 on a firm footing. Consistent with this stronger financial performance, the Company confirmed its 2026 financial guidance.

Regional results for the quarter reflected positive momentum across key markets.

North America: Sales increased 6% versus Q1 2025, with growth of 4% in the U.S., 15% in Canada and 19% in Mexico. Stellantis outperformed a declining U.S. industry trend which was down 6% in Q1 2026 and was the fastest-growing automaker in the region. Market share rose to 7.9%, up 80 basis points year-over-year, driven by Ram, whose U.S. sales increased approximately 20% year-over-year, the highest Q1 since 2023 and the fastest growing brand in North America. Jeep also drove improvement with the all-new Jeep® Cherokee, refreshed Jeep® Grand Cherokee, Jeep® Grand Wagoneer and new Dodge Charger SIXPACK now available in dealer showrooms across the U.S., offering customers greater freedom of choice in the region’s largest market.

Enlarged Europe: Sales increased 5% and, including Leapmotor(7), increased 8% versus Q1 2025, driven primarily by Italy, Germany and Spain. Stellantis outperformed the industry’s modest growth in the quarter. EU30 Market share reached 17.5%, up 20 basis points year-over-year and, including Leapmotor(7), 18.1%, up 70 basis points. Growth was supported by a diversified portfolio across BEV, hybrid and ICE powertrains, including the launch of the Fiat Grande Panda ICE on the Smart Car platform. The C-SUV portfolio continues to strengthen, supported by Citroën C5 Aircross and Jeep® Compass. Stellantis reaffirmed its leadership in the EU30 LCV segment, achieving a 28.7% market share. Leapmotor continued to build commercial momentum across Europe and emerged as the leading BEV brand in Italy.

South America: Sales increased 1% and, including Leapmotor(7), increased 2% versus Q1 2025. Despite a market share decrease of 270 basis points year-over-year, Stellantis maintained its regional leadership with a 21.1% market share, confirming its #1 positions in Brazil, with 28.9% market share and Argentina, with 28.9%. Key launches during the quarter included the all-new Ram Dakota, Jeep® Renegade MCA, Jeep® Commander MHEV and Leapmotor B10. Stellantis also confirmed its leadership in the LCV segment, achieving a 33.8% market share.

Middle East & Africa: Sales remained stable despite a declining industry trend, down 4% year-over-year. Stellantis market share increased to 11.5%, up 50 basis points year-over-year, driven by 18% year-over-year sales growth in Algeria, where we hold the number one position there, as well as in Türkiye. Key product launches during the quarter included Jeep® Compass and the refreshed Peugeot 408 in Türkiye, as well as the Citroën Basalt in South Africa.

Asia Pacific: Sales declined 4% and, including Leapmotor(7), decreased 2% versus Q1 2025, reflecting a weaker industry environment. Notably, India delivered a 71% sales increase during the quarter, fueled by Citroën’s refreshed line-up.

Upcoming Events

•Q1 2026 Results Management Call - April 30, 2026, at 2:00 p.m. CEST / 8:00 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).

•Stellantis Investor Day - May 21, 2026, Auburn Hills, Michigan & virtually through webcast. Registration is now open.

About Stellantis
Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit https://www.stellantis.com.
Refer to page 8 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE*

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	Q1 2026	Q1 2025	Change		€ million, except as otherwise stated	Q1 2026	Q1 2025	Change
Shipments (000s)	379	325	+54		Shipments (000s)	637	568	+69
Net revenues	16,114	14,469	+1,645		Net revenues	14,375	14,170	+205
AOI	263	(542)	+805		AOI	8	292	(284)
AOI margin	1.6%	(3.7)%	+530	bps	AOI margin	0.1%	2.1%	(200)	bps
•Shipments increased 17%, reflecting improved commercial momentum, supported by Ram 1500 HEMI® V-8, the refreshed Jeep® Grand Wagoneer and the all-new Jeep® Cherokee
•Net revenues increased 11%, driven by higher volumes, improved mix and positive net pricing, partially offset by unfavorable foreign exchange impacts
•Adjusted operating income/(loss) improved by €805 million, returning to positive territory at €263 million. The improvement was primarily driven by higher volumes, favorable mix, positive net pricing and improved industrial costs. Tariff impacts were broadly neutral year-over-year, with IEEPA tariff cost adjustment of approx. €0.4 billion offsetting Q1 2026 tariffs costs

•Shipments increased 12%, primarily driven by higher volumes of Citroën C3 and C3 Aircross, Opel/Vauxhall Frontera and Fiat Grande Panda and Leapmotor-branded vehicles, notably the T03
•Net revenues increased 1%, supported by higher volumes, largely offset by negative net pricing and unfavorable mix
•Adjusted operating income/(loss) declined €284 million driven by negative net pricing, unfavorable mix and higher SG&A to support sales growth, partly offset by increased volumes and improved industrial costs

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	Q1 2026	Q1 2025	Change		€ million, except as otherwise stated	Q1 2026	Q1 2025	Change
Combined shipments(6) (000s)	115	116	(1)		Shipments (000s)	219	211	+8
Consolidated shipments(6) (000s)	111	100	+11		Net revenues	3,623	3,679	(56)
Net revenues	2,388	2,288	+100		AOI	393	407	(14)
AOI	282	376	(94)		AOI margin	10.8%	11.1%	(30)	bps
AOI margin	11.8%	16.4%	(460)	bps
•Consolidated shipments increased 11%, primarily driven by higher volumes in Türkiye, with additional contributions from Morocco and Algeria
•Net revenues increased 4%, supported by higher volumes and positive net pricing, partially offset by unfavorable foreign exchange translation effects from the Turkish lira
•Adjusted operating income/(loss) declined by €94 million, primarily due to unfavorable foreign exchange effects related to Turkish Lira devaluation, partially offset by higher volume and positive net pricing

•Shipments increased 4%, driven primarily by higher volumes in Brazil, partially offset by lower volumes in Argentina and Chile
•Net revenues declined 2%, as higher shipments were more than offset by unfavorable mix and negative foreign exchange translation effects
•Adjusted operating income/(loss) declined by €14 million, mainly reflecting negative mix and higher costs, partially offset by higher volumes and favorable foreign exchange transaction effects

ASIA PACIFIC
€ million, except as otherwise stated	Q1 2026	Q1 2025	Change
Shipments (000s)	15	13	+2
Net revenues	435	486	(51)
AOI	(30)	(20)	(10)
AOI margin	(6.9)%	(4.1)%	(280)	bps
•Shipments increased 15%, primarily driven by higher volumes of refreshed Citroën models in India
•Net revenues declined 10%, driven by unfavorable mix, negative net pricing and foreign exchange headwinds more than offsetting higher volumes
•Adjusted operating income/(loss) declined €10 million, primarily due to unfavorable mix and negative net pricing more than offsetting higher volumes

(*) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 8 for additional information.
Refer to page 8 for an explanation of the items referenced on this page and market and industry information

Reconciliations

Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

Q1 2026	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		16,114	14,374	2,387	3,583	435	1,239	38,132
Net revenues from transactions with other segments		—	1	1	40	—	(42)	—
Net revenues		16,114	14,375	2,388	3,623	435	1,197	38,132
Net profit/(loss)								377
Tax expense/(benefit)								161
Net financial expenses/(income)								150
Operating income/(loss)								688
Adjustments:
Restructuring and other costs, net of reversal(A)		(7)	100	4	—	1	—	98
Takata airbags recall campaign(B)		—	49	5	—	—	—	54
Cost related to product plan realignment and program cancellations(C)		181	(25)	—	—	—	—	156
U.S. Greenhouse gas ("GHG") regulation change(D)		(66)	—	—	—	—	—	(66)
Other(E)		17	13	—	—	—	—	30
Total adjustments		125	137	9	—	1	—	272
Adjusted operating income/(loss)(1)		263	8	282	393	(30)	44	960
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe
(B) Related to Takata campaigns on certain vehicles mainly in Enlarged Europe
(C) Primarily related to costs incurred as result of product plan realignments and program cancellations, including €181 million impairment losses recognized in North America, as well as a provision reversal of €25 million in Enlarged Europe
(D) Following the repeal of GHG emissions standards in the U.S., the Company recognized a gain of €66 million within Cost of revenues. The net gain consisted of an impairment of greenhouse gas-related Other intangible assets of €284 million and the elimination of the related greenhouse gas provision of €350 million
(E) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, and (ii) gains/(losses) recognized on the disposal of non-significant assets in Enlarged Europe

Q1 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		14,469	14,168	2,282	3,668	485	741	35,813
Net revenues from transactions with other segments		—	2	6	11	1	(20)	—
Net revenues(A)		14,469	14,170	2,288	3,679	486	721	35,813
Net profit/(loss)								(387)
Tax expense/(benefit)								(26)
Net financial expenses/(income)								97
Operating income/(loss)								(316)
Adjustments:
Restructuring and other costs, net of reversals(B)		(38)	161	—	—	—	—	123
Takata airbags recall campaign(C)		—	65	—	—	—	—	65
Impairment expense and supplier obligations, net of reversals(D)		162	12	—	319	—	—	493
Other(E)		(20)	(28)	—	1	3	6	(38)
Total adjustments		104	210	—	320	3	6	643
Adjusted operating income(1)		(542)	292	376	407	(20)	(186)	327
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
A) Effective January 2026, Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 7 for additional information
B) Primarily related to workforce reductions, mainly in Enlarged Europe
C) Related to Takata campaigns on certain vehicles in Enlarged Europe
D) Primarily related to (i) €233 million of impairments related to the cancellation of certain projects in North America and South America, (ii) €260 million for supplier obligations, mainly relating to projects which were cancelled prior to launch in South America
E) Mainly related to net gains on disposals of fixed assets

Diluted EPS to Adjusted diluted EPS(6)

Results from continuing operations
(€ million, except as otherwise stated)	Q1 2026	Q1 2025
Net profit attributable to owners of the parent	390	(371)
Coupon and tax impacts on hybrid perpetual notes(A)	8	—
Weighted average number of shares outstanding (000)	2,897,491	2,880,496
Number of shares deployable for share-based compensation (000)(B)	14,374	—
Weighted average number of shares outstanding for diluted earnings per share (000)	2,911,865	2,880,496
Diluted earnings per share (A) (€/share)	0.14	(0.13)

Adjustments, per above, net of taxes	272	643
Tax impact on adjustments(C)	(48)	(162)
Total adjustments, net of taxes	224	481
Number of shares deployable for share-based compensation (000)	—	24,079
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.08	0.17
Adjusted Diluted earnings per share(5) (€/share) (A+B)	0.21	0.04
___________________________________________________________________________________________________________________
(A) In 2026, following the issuance of hybrid perpetual notes classified as equity, coupons accrued on these instruments, together with the hybrid perpetual notes, are accounted for in a separate reserve within equity, which is not available for distribution to equity holders. The deferred tax effect arising from the issuance discount and other costs on the hybrid perpetual notes is also recognized directly in equity within Retained earnings and other reserves. Accordingly, the coupon accrued and the deferred tax impact are deducted from Net profit/(loss) attributable to the equity holders of the parent in calculating both basic and diluted earnings per share. No such adjustment was required in 2025, as no hybrid perpetual notes were outstanding during that period
(B) For the three months ended March 31, 2025, the Company reported a loss attributable to the owners of the parent. Consequently, the potential dilutive impact of share-based payment plans was excluded from the calculation of diluted earnings/(loss) per share, as their inclusion would have been anti-dilutive. However, for the purpose of calculating Adjusted diluted earnings per share, the adjusted net result reflects a profit. Therefore, the potential dilutive effect of share-based payment plans has been included in this calculation, as their impact is dilutive under these circumstances
(C) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment

Cash flows from operating activities to Industrial free cash flows

(€ million)	Q1 2026	Q1 2025
Cash flows from/(used in) operating activities	(2,718)	(2,846)
Less: Financial services, net of inter-segment eliminations	(2,493)	(2,341)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	1,621	2,649
Add: Proceeds from disposal of assets and other changes in investing activities	(2)	135
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	83	24
Add: Defined benefit pension contributions, net of tax	10	7
Industrial free cash flows(3)	(1,921)	(3,036)

Debt to Industrial net financial position

(€ million)	At March 31, 2026	At December 31, 2025
Debt	(47,919)	(45,947)
Current financial receivables from jointly-controlled financial services companies	870	603
Derivative financial assets/(liabilities), net and collateral deposits	127	181
Financial securities	867	1,362
Cash and cash equivalents	31,950	30,146
Industrial net financial position classified as held for sale	—	—
Net financial position	(14,105)	(13,655)
Less: Net financial position of financial services	(23,616)	(20,349)
Industrial net financial position(9)	9,511	6,694

Available liquidity

(€ million)	At March 31, 2026	At December 31, 2025
Cash, cash equivalents and financial securities(10)	32,817	31,508
Undrawn committed credit lines	15,461	18,287
Cash, cash equivalents and financial securities - included within Assets held for sale	—	—
Total Available liquidity(4)	48,278	49,795
of which: Available liquidity of the Industrial Activities	44,136	45,711

NOTES

(1) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.
(4) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €409 million cash and securities at March 31, 2026 (€354 million at December 31, 2025), and in Algeria, in which we have €203 million (€276 million at December 31, 2025)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €793 million at March 31, 2026 (€663 million at December 31, 2025) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S.
(5) Adjusted diluted earnings per share ("EPS") is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(6) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor International) which are distributed by our consolidated subsidiaries. In addition to the volumes included in consolidated shipments, combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). Figures by segments may not add up due to rounding.
(7) Leapmotor International, is a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property.
(8) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific.

The changes in our segment reporting are summarized below:

•Maserati is no longer presented as a separate reportable segment as it is managed consistently with the other brands within the regions and are therefore presented on a “where sold” basis). Maserati is therefore no longer presented as a separate reportable segment;
•The Asia Pacific region is now managed as a single operating segment. Previously, the CODM reviewed two operating segments: (i) China and (ii) India & Asia Pacific, which were reported as one reportable segment under IFRS 8. From 2026, these activities are reviewed together, resulting in one operating and reportable segment: Asia Pacific; and
•European used car operations, previously included within Other activities, have been reclassified to the Enlarged Europe segment in line with the CODM’s oversight.

Comparative information has been restated to reflect the revised segment structure. The impact of these changes is presented in the following table:.

	Q1 2025
	As reported	Adjustments	As adjusted
Net revenues (EUR M)	35,813	—	35,813
North America	14,416	53	14,469
Enlarged Europe	13,565	605	14,170
Middle East & Africa	2,280	8	2,288
South America	3,678	1	3,679
Asia Pacific	447	39	486
Maserati	157	(157)	—
Others	1,270	(549)	721

(9) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.
(10) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable.)

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.
For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:

•Enlarged Europe excludes Russia and Belarus;
•Middle East & Africa excludes Iran, Sudan and Syria;
•South America excludes Cuba; and
•Asia Pacific reflects the major markets where Stellantis competes including China (PC only) including licensed sales from Dongfeng Peugeot Citroën Automobiles, Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia.

Prior period figures have been updated to reflect current information provided by third-party industry sources.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “2026 Financial Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in trade policy, the imposition of global and regional tariffs targeted to the automotive industry; the Company’s ability to accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company's ability to attract and retain experienced management and employees; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers; risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.